Suite 900 607 14th St., NW Washington DC 20005-2018 t 202 508 5800 f 202 508 5858

October 25, 2011	direct dial 202 508 5881 direct fax 202 585 0051 skehoe@kilpatricktownsend.com

VIA EDGAR

Mr. Michael R. Clampitt

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wellesley Bancorp, Inc.
Registration Statement on Form S-1
Filed September 9, 2011
File No. 333-176764

Dear Mr. Clampitt:

On behalf of Wellesley Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 filed by the Company on September 9, 2011 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on October 5, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Registration Statement has been revised in response to such comments.

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Response to Comment No. 1:

An updated consent is filed as Exhibit 23.2 to the Amended Registration Statement.

ATLANTA AUGUSTA CHARLOTTE DENVER DUBAI NEW YORK OAKLAND PALO ALTO RALEIGH SAN DIEGO SAN FRANCISCO SEATTLE STOCKHOLM TAIPEI TOKYO WALNUT CREEK WASHINGTON, DC WINSTON-SALEM

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

October 25, 2011

Summary, page 1

How We Determined the Offering Range, page 3

2.	Disclose the Board’s role in determining the offering range and price and how the Board considered the substantial discount to book value of the offering price and the substantial discount off the peer group pricing ratios. Make corresponding changes in the main section.

Response to Comment No. 2:

The requested changes have been made. See pages 3, 4 and 101-104.

Benefits of the Offering to Management, page 4

3.	Expand the disclosures of the Employment Agreement, SERP, and, Employee Severance Compensation Plan to discuss whom will be covered, and any annual compensation costs.

Response to Comment No. 3:

The requested changes have been made. See pages 6 to 7.

4.	Please quantify the increased compensation costs associated with the contemplated stock-based benefit plans.

Response to Comment No. 4:

The requested change has been made. See page 6.

Purchases by Directors and Executive Officers, page 8

5.	Advise us as to any increases in deposits or other arrangements that have occurred during the last 12 months that have increased their subscription rights.

Response to Comment No. 5:

Under current banking conversion regulations, a director may not increase his or her subscription rights by increasing his or her deposits prior to the eligibility record date. As

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

October 25, 2011

disclosed on page 93 of the prospectus, “unless waived by the Massachusetts Commissioner of Banks and the Federal Deposit Insurance Corporation, subscription rights of eligible account holders who are also executive officers or directors of Wellesley Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Wellesley Bank in the one year period preceding April 30, 2010.” No waiver of this provision has been or will be requested and as a result any increase in a director’s deposits or other arrangements at the Bank that occurred prior to the eligibility record date will be disregarded. As mentioned, since the requested information is immaterial, it has not been provided.

How We Will Use the Proceeds of This Offering, page 8

6.	Please be as specific as possible regarding the intended uses of the net proceeds. If the expected use of proceeds changes or solidifies, please update your disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Response to Comment No. 6:

The requested changes have been made. See pages 9, 10 and 27.

Risk Factors, page 10

7.	In the first risk factor on page 15, expand the heading to state the risk to shareholders of having a significant percentage of stock held by insiders.

Response to Comment No. 7:

The requested change has been made. See page 16.

8.	In the last risk factor on page 15, reference the “anti-takeover” nature of the referenced provisions of the company’s articles and bylaw.

Response to Comment No. 8:

The requested changes have been made. See page 17.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

October 25, 2011

Market for the Common Stock, page 23

9.	Please advise us of the status of your application for trading on the Nasdaq Capital Market.

Response to Comment No. 9:

Nasdaq provided comments to the application on October 10, 2011. The Company responded to the comments on October 13, 2011.

Transactions with Related Persons, page 68

10.	If true, please revise the language in the first and third paragraphs to substitute “other persons” for “persons not related to the Wellesley Bank.” For the updated disclosure requirements, refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response to Comment No. 10:

The requested changes have been made. See pages 76 and 77.

The Conversion and the Stock Offering, page 80

Articles of Incorporation and Bylaws of Wellesley Bancorp, page 96

11.	Please recast the heading to reference the anti-takeover effects of the articles and bylaws.

Response to Comment No. 11:

The requested change has been made. See page 108.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-8

12.	We note your disclosure on page F-8 that you consider a rolling average of historical losses based on a time frame that generally ranges from 3-10 years. Please tell us and revise your next amendment to disclose whether or not you adjust this overall weighting to reflect a larger percentage of losses experienced since the recession began (i.e. 2008) as part of the overall final calculation and/or the lessen the percentage(s) used prior to 2008 as part of the 3-10 year determination portion.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

October 25, 2011

Response to Comment No. 12:

With regard to the consideration of a rolling average of historical losses in establishing the allowance for loan losses, this process begins with a 10-year period and secondarily considers loss experience for the most recent 3 years in making qualitative adjustments to the loss history element of the allowance. Additions to the allowance for loan losses in total, and in the allocation within loan categories, are established based on a continual review of loss experiences, as well as several other factors including a review of national and local economic trends and conditions during relevant periods. Increases in the level of quantitative factors, especially in periods of recession, have a direct impact on the level and allocation of the allowance. Significant changes in the relevant factors influencing the establishment of an appropriate allowance for loan losses will also receive greater consideration in the analysis of qualitative factors. Accordingly, the level of the allowance can be expected to increase during periods of economic recession and decrease during periods of economic strength. See revised page F-9.

Note 16. Fair Value of Financial Instruments, page F-27

13.	Please tell us and revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, we note your disclosures on page F-30 that you adjust for differences to the values you obtain in an independent appraisal by applying discounting factors. Please describe in detail any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response to Comment No. 13:

The requested change has been made. See page F-31.

Part II

Exhibits 5 and 8.1

14.	Please file signed and dated opinions in the next amendment.

Mr. Michael R. Clampitt

U.S. Securities and Exchange Commission

October 25, 2011

Response to Comment No. 14:

Signed and dated opinions are filed as Exhibits 5.1 and 8.1.

*        *        *         *

If you have any questions concerning this submission, please contact the undersigned at 202.508.5881.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Sean P. Kehoe

Sean P. Kehoe

Enclosures

cc:	Jessica Livingston, U.S. Securities and Exchange Commission
Daniel Irving, U.S. Securities and Exchange Commission
John Nolan, U.S. Securities and Exchange Commission
Thomas J. Fontaine, Wellesley Bancorp, Inc.
Gary Culyer, Wellesley Bancorp, Inc.
Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP
Ravi R. Desai, Kilpatrick Townsend & Stockton LLP